Exhibit 3.8

CERTIFICATE OF AMENDMENT

TO THE

RESTATED

CERTIFICATE OF INCORPORATION

OF

CORAUTUS GENETICS INC.

Corautus Genetics Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Corautus Genetics Inc. The Corporation was originally incorporated under the name “Urogen Corp.” The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 30, 1995. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 21, 1995. Certificates of Amendment to the Restated Certificate of Incorporation were filed with the Secretary of State of the State of Delaware on March 22, 2000, October 1, 2001, February 5, 2003, March 10, 2003, and June 5, 2007.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “General Corporation Law”) adopted resolutions to amend Article IV of the Restated Certificate of Incorporation of the Corporation by inserting the following paragraph at the end of such Article:

“Effective upon the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, each fifteen (15) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding, and issued and held in the treasury of the Corporation, shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) share of Common Stock, par value $0.001 per share, of the Corporation. No fractional shares of Common Stock shall be issued and, in lieu thereof, any stockholder who would otherwise be entitled to receive a fractional share as a result of the actions set forth herein shall instead be entitled to receive cash equal to such fractional share multiplied by the last reported sales price of the Corporation’s Common Stock on the NASDAQ Capital Market (or such other market (e.g., bulletin board or pink sheets) on which the Corporation’s Common Stock then trades) on the business day immediately preceding the date this Certificate of Amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (as adjusted to give effect to the reclassification and combination contemplated hereby).”

THIRD: This Certificate of Amendment to the Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, said Certificate of Amendment to the Restated Certificate of Incorporation has been duly executed by its authorized officer this 5th day of June 2007.

CORAUTUS GENETICS INC.

By	/s/ Richard E. Otto
Richard E. Otto
Chief Executive Officer

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